Exhibit 99.6

December 24, 2024

Brookfield Infrastructure Corporation

250 Vesey Street, 15th Floor

New York, NY 10281

RE:	Option to purchase class B multiple voting shares and class C non-voting shares in the capital of Brookfield Infrastructure Holdings Corporation

Brookfield Infrastructure Holdings (Canada) Inc. (“Canholdco”) currently holds, and may from time to time acquire, certain class B multiple voting shares (“Class B Shares”) and/or class C non-voting shares (“Class C Shares”) in the capital of Brookfield Infrastructure Holdings Corporation (“BIPC Holdings”).

In consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Canholdco hereby grants Brookfield Infrastructure Corporation (“BIPC”) the right, at BIPC’s sole option, exercisable by BIPC at any time and from time to time from and after the date hereof, to purchase all or any portion of the Class B Shares and/or Class C Shares held by Canholdco (the “Purchase Option”).

The purchase price payable by BIPC to Canholdco in respect of any Class B Share or Class C Share purchased by BIPC pursuant to the Purchase Option shall be the fair market value of such Class B Share or Class C Share, as applicable. BIPC shall satisfy the purchase price payable to Canholdco by issuing such number of class B shares in the capital of BIPC to Canholdco with an aggregate fair market value equal to the purchase price.

If requested by Canholdco, Canholdco and BIPC shall jointly elect in prescribed form and within the prescribed time under section 85 of the Income Tax Act (Canada), and the corresponding provisions of applicable provincial income tax statutes, in order that the provisions of subsection 85(1) of the Income Tax Act (Canada) apply to any purchase and sale of Class B Shares or Class C Shares pursuant to the Purchase Option.

In order to exercise the Purchase Option, BIPC shall deliver a notice of exercise to Canholdco that specifies (i) the number of Class B Shares and/or Class C Shares that BIPC is electing to purchase, (ii) BIPC’s determination of the purchase price payable to Canholdco in respect of such purchased shares, and (iii) the closing date for such purchase, which shall be not less than five (5) business days and not more than ten (10) business days after the date such notice of exercise is delivered to Canholdco.

All Shares purchased pursuant to the Purchase Option shall be free and clear of all encumbrances at the time of purchase. Canholdco hereby represents and warrants to BIPC that except for this agreement and the applicable terms of the articles of BIPC Holdings, there are no options, warrants or other rights, agreements or arrangements or commitments (preemptive, contingent or otherwise) as of the date hereof, and will be no such options, warrants or other rights, agreements or arrangements or commitments on the closing date of any purchase of Class B Shares or Class C Shares pursuant to the Purchase Option, obligating Canholdco to sell any Class B Shares or Class C Shares or otherwise limiting or restricting the transfer of Class B Shares or Class C Shares to BIPC. Notwithstanding the foregoing, Canholdco may at any time transfer any Class B Shares or Class C Shares that it holds to any other person provided that, as a condition precedent to such transfer, the transferee of such Class B Shares or Class C Shares agrees in writing, in form and substance satisfactory to BIPC acting reasonably, to be bound by all of the terms of this agreement as though an original party hereto.

This agreement constitutes the entire agreement between BIPC and Canholdco and supersedes all prior agreements with respect to the subject matter of this agreement. BIPC and Canholdco will execute and deliver or cause to be executed and delivered all such further documents and instruments and do or cause to be done all further acts and things as may be reasonably required to give effect to the full intent and meaning of this agreement and the provisions hereof and the exercise of the Purchase Option by BIPC from time to time, including applying for and obtaining any required approvals from the Toronto Stock Exchange and New York Stock Exchange.

BIPC may at any time assign its rights under this agreement to one or more subsidiaries of BIPC, provided that no such assignment shall relieve BIPC of its payment obligations hereunder.

The Purchase Option may be exercised by BIPC for so long as Canholdco holds any Class B Shares or Class C Shares. This agreement will automatically terminate at any time that Canholdco no longer holds any Class B Shares and Class C Shares.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This agreement may be amended or modified only by an instrument in writing executed by Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Corporation.

Please confirm your agreement with the foregoing by executing in the space indicated below.

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Accepted and agreed as of the date first written above:

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name: Michael Ryan Title: Corporate Secretary

BROOKFIELD INFRASTRUCTURE HOLDINGS (CANADA) INC.

By:	/s/ Chloe Berry
Name: Chloe Berry Title: Senior Vice President

[Signature Page – Option Agreement]